UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Chief Executive Officer

Effective December 31, 2024, Mustapha Jamaleddine retired as the Chief Executive Officer of Forafric Global PLC (the “Company”). Mr. Jamaleddine’s resignation was not related to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

In connection with Mr. Jamaleddine’s resignation, the board of directors of the Company has appointed Khalid Assari as the new Chief Executive Officer of the Company, and of its wholly-owned subsidiary, Forafric Morocco. Mr. Assari replaced Mr. Mustapha Jamaleddine, who retired effective December 31, 2024.

Mr. Assari, age 62, has had a long and successful career in the agricultural business, holding several senior positions within Caissed e Dépôts (CDG Group). From 2020 to 2024, he was an investor in the real estate and agro business sectors in Morocco. From 2016 through 2018, Mr. Assari was the CEO of Forafric Morocco. Mr. Assari holds an MBA in finance from Old Dominion University in Norfolk, Virginia, United States.

Issuance of Press Release

On February 11, 2025, the Company issued a press release announcing the adoption of a new balance sheet strengthening strategy, and the appointment of Khalid Assari as the Chief Executive Officer of the Company. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated as of February 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2025	FORAFRIC GLOBAL PLC

	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)